Law Offices of
                       GREGORY M. WILSON, ATTORNEY AT LAW


August 21, 2006

Donna Levy
Securities and Exchange Commission
Washington, D.C. 20549

Re:   Tidelands Oil & Gas Corporation
      Registration Statement on Form SB-2 filed July 7, 2006
      File Number 333-135636
      Form 10-KSB for the fiscal year ended December 31, 2005, as amended filed April 17, 2006
      Form 10-QSB for the fiscal quarter ended March 31, 2006 filed May 22, 2006 File Number 0-29613

Dear Ms. Levy and Staff:

I am writing on behalf of Tidelands Oil & Gas Corporation in response to the Commission's comment letter dated August 3, 2006.

Tideland's is unable to provide an analysis supporting its eligibility to use Form SB-2 based on exceeding the public float limitations of Regulation S-B. Based on my discussions with the staff, Tidelands has been instructed to file an amendment to the Form SB-2 using Form S-1/A. Additionally, Tidelands has been instructed to file a Form 10-K for the period ending December 31, 2005 and Form 10-Q for the quarter ending March 31, 2006. Each filing will have an explanatory note disclosing the reason for the filing.

This letter will provide you with the location of changes to the Form SB-2 converting it to a Form S-1/A and location of changes in the Forms 10-K and 10-Q for December 31, 2006 and March 31, 2006, respectively.

I have attached marked copies of the S-1/A, 10-K and 10-Q in three separate Adobe Acrobat files which I emailed to levyd@sec.gov. The Company has included an updated auditor's consent and revised legal opinion as requested in comments 3, 5 and 6. The Auditor's Letter will reflect the fact that the financial statements cover three years, rather than two years under Regulation S-B. The Summary Financial Information in Comment 4 has been deleted in the S-1/A in place of the Selected Financial Data required by Items 301 and 302 of Regulation S-K. The signature page has been corrected to identify the "Principal Accounting Officer" as requested in Comment 7. Comments 9, 10 and 11 dealing with Controls and Procedures will be addressed in the 10-K and 10-Q changes section of this letter.

Page 2
                                   Form S-1/A
                                   ----------

The marked copy of the S-1/A has page numbers in the upper right hand corner for reference to the marked changes in the SB-2.

PART I
------

Front Cover Page of Registration Statement
------------------------------------------

    1. Deleted Form SB-2, added Form S-1/A with notation of Amendment No. 1 and direction to explanatory note, page 1
    2. Explanatory Note added below the Calculation of the Registration Fee, page 3

Inside Front Cover Page of Prospectus
-------------------------------------

    1.  Changed date from July to August, page 3
    2.  Changed price information, paragraph 5, page 4
    3.  Changed date from July to August, last line page 4

Summary Information
-------------------

    1. Deleted Summary Financial Information Table on page 9 in lieu of Selected Consolidated Financial Information, as required by Items 301 and 302 of Regulation S-K, added on pages 20 and 21.

Market for Common Equity and Related Stockholder Matters
--------------------------------------------------------

    1.  Added "including the two most recent quarters" to paragraph 1, page 18
    2. Added the stock price information in the table for the two most recent quarters, as required by Item 201 of Regulation S-K, page 18
    3. Changed the date and pricing information as of August 18 in paragraph below Table 1, page 18.

Selected Consolidated Financial Information
-------------------------------------------

    1. Added the financial information in tabular form required by Items 301, "Selected Financial Data" and 302 "Supplementary Financial Information, pages 19 and 20.

Business
--------

    1. Added segment information on the company's two subsidiaries which produce revenues as required by Item 101(b), "Financial Information about Segments", page 23.

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operation
---------

    1. Deleted Results of Operations for the Year Ending December 31, 2005 and Results of Operations for the Quarter Ending March 31, 2006 on pages 29, 30 and 31 and added Results of Operations for the (a) Six Months Ended June 30, 2006 Compared With Six Months Ended June 30, 2005, (b) Year Ended December 31, 2005 Compared With Year Ended December 31, 2004, and
        (c) Year Ended December 31, 2004 Compared With Year Ended December 31, 2003 on pages 32-35.

Quantitative and Qualitative Disclosures About Market Risk
----------------------------------------------------------

    1. Deleted and replaced the paragraph to conform with Item 305 of Regulation S-K, page 35.

Executive Officer Compensation
------------------------------

    1. Deleted Table 1 Executive Officer Compensation on page 41 and replaced with Summary Compensation Table including additional information and a third year, page 42.

Audit Committee and Financial Expert
------------------------------------

    1.  Added paragraph, page 43

Certain Relationships and Related Transactions
----------------------------------------------

    1.  Added paragraph updating disclosures, page 46.
    2. Amended paragraph updating disclosure, fifth paragraph from bottom of page 47.
    3. Added paragraph updating disclosure, third paragraph from bottom of page 47.

Experts
-------

    1.  Added the Year 2003 to the financial statement disclosure, on page 53.

Where You Can Find More Information
-----------------------------------

    1. Added a sentence as required by Item 101(e)(4)(i) of Regulation S-K, page 53.

PART II

Item 26. Recent Sales of Unregistered Securities
------------------------------------------------

    1. Updated the information for the three year period, deleting items older than three years and updating 2006 on pages 54 and 58.

Exhibits and Financial Statement Schedules
------------------------------------------

    1.  Updated exhibit list adding:

        a.  5.1 Legal Opinion of Wilson Law Offices, page 59
        b. 23.2 Consent of Independent Certifying Accountant has been updated, page 67.

    2. The financial statements have been changed and now include three years financial information including the interim period through June 30, 2006. The auditor's report has been changed to reflect this additional information. The details are contained in the Form 10-K changes outlined below.

Signatures
----------

    1.  Added "Principal Accounting Officer" as requested by Comment 7.

                 FORM 10-K for the Year Ended December 31, 2005
                 ----------------------------------------------

The marked copy of 10-K has page numbers in the upper right hand corner for reference to the marked changes. All references to 10-KSB have been changed to 10-K in the document. The Table of Contents page numbers have been omitted from the marked copy.

Front Cover Page 10-K
---------------------

    1.  Changed form from 10-KSB to 10-K, page 1
    2.  Added check mark items to the page, page 1
    3.  Deleted lines not required by Form 10-K, page 1
    4.  Added Explanatory Note, page 2

Index
-----

    1. The 10-K index has been re-titled to conform to the Form 10-K pages 2 and 3.

PART  I

Cautionary Note Regarding Forward-Looking Statements
----------------------------------------------------

    1. Deleted "Plan of Operation" and added "Financial Condition and Results of Operation" Page 3

Business
--------

    1.  Added Segment Reporting Table, page 6

Risk Factors
------------

    1. Risk Factors were moved from original position following MD&A to Item 1A following "Business.

PART II

Market for Common Equity,  Related  Stockholder  Matters and Issuer Purchases of
--------------------------------------------------------------------------------
Equity Securities
-----------------

    1.  Added first quarter information, paragraph 1, page 19

Selected Financial Data
-----------------------

    1. Added Selected Consolidated Financial Information Table for five years data.

Management's  Discussionz  and  Analysis of Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations
----------

    1.  Deleted Results of Operations, Pages 26, 27 and 28
    2. Added Results of Operations for Year Ended December 31, 2005 compared with Year ended 2004, and Year Ended December 31, 2004 compared with Year ended December 31, 2003, pages 28-31.

Quantitative and Qualitative Analysis About Market Risk
-------------------------------------------------------

    1.  Added new Section as required by Item 305 of Regulation S-K, page 32

Financial Statements and Supplementary Data: I did not attach a marked copy of the changes to financial statements to this marked 10-K document. The changes outlined below appear in the filed copy.

    1. The financial statements have been prepared under Regulation S-X and the following changes were made:
        a.  We added results of the year ended December 31, 2003
            i.  Statement of Consolidated Stockholder's Equity;
            ii. Statement of Operations; and
            iii. Statement of Cash Flows.
        b. We changed Note 4-Property and Equipment adding depreciation expense for fiscal year 2003.
        c.  We added Note 16-Segment Reporting
        d.  We added Note 17-Selected Quarterly Financial Information
        e. We removed reference to Regulation "SB" and added 2003 to the title of each page of the Notes to the Consolidated Financial Statements.
        f.  The auditor's report page includes fiscal year 2003.

Contols and Procedures
----------------------

        Evaluation of Controls and Procedures
        -------------------------------------

        1. Deleted the phrase "one time occurrence" and discussed why the controls and procedures were not effective and the remedial steps taken to correct the ineffectiveness, Page 33

        Changes in Internal Control Over Financial Reporting
        ----------------------------------------------------

        2.  Deleted "no significant"  changes,  instead noting the changes which
            were   discussed  in  the  Evaluation  of  Controls  and  Procedures
            paragraph, Page 33

        Limitations
        -----------

        3. Revised the paragraph to include a sentence stating that the Company believes that its disclosure controls and procedures are designed to provide reasonable assurance of achieving the objective, Page 33.

PART III

Directors and Executive Officers of the Registrant
--------------------------------------------------

    1.  Added "Audit Committee and Financial Expert" paragraph on Page 35.

Executive Compensation
----------------------

    1.  Deleted   Summary   Compensation   Table  and   replaced   with  Summary
        Compensation Table required by Item 402 of Regulation S-K, Pages 36 and 37.

Certain Relationships and Related Transactions
----------------------------------------------

    1.  Updated the disclosure adding first two items for January 2006, page 41.
    2.  Updated the disclosure adding information to two paragraphs on page 42.

PART IV

Exhibits and Financial Statement Schedules
------------------------------------------

    1.  Added   two   exhibits,   10.18   and   10.19   as   required   by  Item
        601(b)(10)(ii)(A), Page 45.
    2. Officer Certifications have been updated and references to "SB" have been deleted.

Signatures
----------

    1.  Dates have been changes to August 21, 2006, Page 46
    2.  Principal  Accounting Officer  designation added to signature line, Page
        46.

                    10-Q for the Quarter Ended March 31, 2006
                    -----------------------------------------

The marked copy of the 10-Q has page numbers in the upper right hand corner for reference to the marked changes. The Table of Contents has been omitted from the marked copy because the page numbers do not correspond to the filed copy.

Financial Statements: Note: I did not attach a marked copy of the changes in financial statements in this marked 10-Q document. The changes were minimal.

    1. References to Form 10-QSB and 10-KSB have been changed for Form 10-Q and 10-K.
    2.  References to Regulation S-B have been changed to S-X.

Front Cover Page 10-Q
---------------------

    1.  All references to Form 10-QSB have been changed to Form 10-Q
    2.  Check mark sentence added, Page 1.
    3.  Explanatory Note added, Page 2

Table of Contents
-----------------

    1. Table of Contents has been changed to reflect Items required by Regulation S-K.

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations
----------

    1. Quantitative and Qualitative Disclosures About Market Risk paragraph deleted, Page 8

Quantitative and Qualitative Disclosures About Market Risk
----------------------------------------------------------

    1. New Paragraph added in compliance with Item 305 of Regulation S-K, Pages 10-11 as outlined above for the 10-K.

Controls and Procedures
-----------------------

    1. Same changes as set forth above in the 10-K revision complying with Comments 9-11, Pages 11-13.

Exhibits
--------

    1. Officer Certifications have been updated and reference to "SB" has been deleted.

Signatures
----------

    1.  Principal Accounting Officer titled.

Please call me at 509-891-8373 if you have any questions or if I may provide you with any other information on behalf of Tidelands Oil & Gas Corporation.

Sincerely,

/s/ G.M. Wilson

Gregory M. Wilson